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                            April 14, 2022

       Ioannis Pipilis
       Chief Executive Officer
       SVF Investment Corp. 3
       1 Circle Star Way
       San Carlos CA, 94070

                                                        Re: SVF Investment
Corp. 3
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 23,
2022
                                                            File No. 333-262529

       Dear Mr. Pipilis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2022 letter.

       Amendment No. 1 to Form S-4

       Cover Page

   1. We note your response to prior comment 1. Please revise to identify the controlling shareholders or group
with specificity.
 Ioannis Pipilis
FirstName   LastNameIoannis Pipilis
SVF Investment   Corp. 3
Comapany
April       NameSVF Investment Corp. 3
       14, 2022
April 214, 2022 Page 2
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FirstName LastName
Prospectus Summary
The Business Combination and the Merger Agreement, page 1

2. Revise to state that one of the primary reasons for using the Up-C structure is to allow the holders of New Symbotic Holdings Common Units to retain the tax benefits of owning interests in a pass-through entity while also being able to access public markets. Highlight that such benefits will accrue only to those holders and not the public shareholders, and address the conflicts of interest between certain parties as a result of using this structure.
Transaction Summary, page 3

3. Disclosure on page 4 explains that following the Business Combination, all investors other than current Warehouse unitholders will hold their economic interests through Symbotic
         Inc. The diagram on page 3 showing the structure of the Post-Combination Company immediately following the closing of the Business Combination is inconsistent with this disclosure. Please revise the diagram and/or the narrative disclosure for clarity.
4. Revise the diagram and accompanying narrative disclosure to reflect both the economic and voting power expected to be held by each group of securityholders. Risk Factors
We depend heavily on principal customers, and therefore, our success is heavily dependent..., page 31

5. Please revise to further describe the restrictions placed by the Master Automation
         Agreement with Walmart on your ability to sell or license your products and services to a certain customer. Disclose whether you believe there is a material impact to your business as a result, and include the term of such restrictions. In your response, please tell us the name of such customer and explain further your reference to the customers' affiliates or dedicated service providers. In addition, revise to clarify what is meant by Walmart's board observation rights following the Business Combination and explain the purpose of such rights.
Unaudited Pro Forma Condensed Combined Financial Information, page 83

6. We note from your response to prior comment 22 that the reference to "maximum redemption" scenario here differs from similar references in the forepart of the filing, which assume all public shares are redeemed (net of 112,500 shares purchased by SVF 3's directors and officers). Please consider revising your reference to maximum redemption here so as to avoid any confusion with similar references elsewhere in the filing.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 94

7. Please refer to prior comment 23. Please confirm specifically if the board of directors determines the method of settlement when a unit is redeemed. If not, clarify who does.
         Tell us how you concluded that the requirement to seek approval by majority shareholder
 Ioannis Pipilis
FirstName   LastNameIoannis Pipilis
SVF Investment   Corp. 3
Comapany
April       NameSVF Investment Corp. 3
       14, 2022
April 314, 2022 Page 3
Page
FirstName LastName
         vote, excluding any shares held by holders of New Symbotic Holdings Common Units or
         Affiliates, ensures that the issuer controls whether to settle unit redemption requests in cash or shares. In this regard, we note that the unitholders control the majority voting and appointment of directors of the Post-Combination Company and the remaining shareholders vote to approve the settlement method. Thus, it would appear that control over the settlement method is retained by both the unitholders and shareholders of the issuer and not the issuer itself. Lastly, to the extent units are settled in cash, please clarify whether payment will be from current cash or assets on hand at the time or explain whether the terms of the agreements specify the source of any cash settlement.
Purchases of SVF 3 Shares, page 108

8. We note your disclosure that SVF 3 will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by the Sponsor, Warehouse and/or their respective affiliates that would affect the vote on the Business Combination
         Proposal or the satisfaction of any closing conditions. Please confirm that you intend to provide investors with sufficient notice of any such arrangements in advance of the extraordinary general meeting. Additionally, revise to confirm that any arrangements entered into by SVF 3 (as opposed to just the Sponsor) will be subject to such disclosure.
         Finally, to the extent the parties are currently in discussions or are considering arrangements to protect certain investors against potential loss in value of their shares, provide detailed disclosure of the implications of such arrangements to the public shareholders.
Symbotic's Management Discussion and Analysis of Financial Condition and Results of
Operations, page 187

9. You attribute the growth in systems revenue for each period presented to the acceptance of certain warehouse automation systems and the commencement of other systems. As it appears that the majority of your revenue growth is from one customer, please revise to indicate as such and include a discussion of the arrangement with such customer and when you anticipate delivery of the remaining deliverables. To the extent you do not anticipate that this revenue growth trend will continue or if you expect material fluctuations in such trend, please revise to discuss. Refer to Item 303(b) of Regulation
S-K.
10. You refer to the increase in headcount as a contributor to the increase in various expense line items. Please revise to disclose the specific changes in, and additions to, headcount that contributed to the increase in each expense.
Unaudited Prospective Financial Information of Symbotic, page 231

11. We note your response to prior comment 29. Please revise to quantify each of the listed operational assumptions. For example, quantify the amount of revenue generating system sales that is assumed will result from your ongoing discussions with several new prospective customers.
 Ioannis Pipilis
SVF Investment Corp. 3
April 14, 2022
Page 4
12.      We note that your March 10, 2022 Investor Presentation, attached as
Exhibit 99.1 to your
         Form 425, contains financial projections that differ from those set forth in the registration statement. With a view toward revised disclosure, please tell us who prepared these financial projections, why they were prepared, and what consideration was given to disclosing these projections in the registration statement.
Material U.S. Federal Income Tax Consequences
Consequences of the Domestication to U.S. HoldersF Reorganization, page 274

13. Given tax counsel's opinion that the Domestication "should" qualify as a tax-
         free reorganization within the meaning of Section 368(a)(l)(F) of the Code, please provide supplemental disclosure describing the degree of uncertainty. Additionally, expand your risk factor disclosure on page 57 cautioning that the Domestication "may result in adverse tax consequences for holders of SVF 3 ordinary shares" to describe the actual consequences if the Domestication does not receive the intended tax treatment.
Certain Relationships and Related Party Transactions, page 297

14. Please provide us with your legal analysis as to why Walmart, Inc. is not a related party and why corresponding disclosure under Item 404(a) is not required. Your analysis should address Walmart's current security holdings of Symbotic, Walmart's expected security ownership in the post-combination company, Walmart's expected board observation rights, and Symbotic's dependency on Walmart.
Unaudited Interim Financial Statements of Warehouse Technologies LLC and Subsidiaries
Note 3. Revenue, page F-28

15. We note your response to prior comment 32. Please revise, here and on page F-50, to explain how the timing of satisfaction of your performance obligations relates to the typical timing of payment and the effect that those factors have on the contract asset and the contract liability balances. Refer to ASC 606-10-50-9.
16. We note your response and disclosure revisions to prior comment 36. It is unclear how disclosure that 92% of your revenue will be recognized over the next 8 years complies with ASC 606-10-50-13. In this regard, you disclose in your revenue forecasts that your existing $5.4 billion backlog is non-changeable with scheduled orders. As such, please revise to quantify your remaining performance obligations using time bands that are more meaningful and appropriate to inform a reader of when you expect to recognize
FirstName LastNameIoannis Pipilis
       revenue for your remaining performance obligations. Also, please revise to disclose, both
Comapany
       here NameSVF
            and on pageInvestment
                          180, that aCorp. 3
                                      substantial majority of your remaining
performance
       obligations
April 14, 2022 Pageconsist
                     4     primarily of one customer as stated in your
response.
FirstName LastName
 Ioannis Pipilis
FirstName   LastNameIoannis Pipilis
SVF Investment   Corp. 3
Comapany
April       NameSVF Investment Corp. 3
       14, 2022
April 514, 2022 Page 5
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FirstName LastName
Audited Consolidated Financial Statements of Warehouse Technologies LLC and Subsidiaries
Note 2. Summary of Significant Accounting Policies
Concentrations of Credit Risk and Significant Customers, page F-45

17.      We note your response to prior comment 33. Please note that ASC
275-10-50-
         18(a) requires disclosure of all concentrations relating to the volume of business transacted with a particular customer that meets the criteria of ASC 275-10-50-16.
         Therefore, revise to provide disclosure of the concentration of counterparties existing in your accounts receivable separately for each customer. Also, if true, revise to clarify that the Company is not aware of any specific event or circumstance that would result in a material adverse impact to the results of operations as well as your liquidity and financial condition.
Revenue Recognition, page F-45

18. We note your response to prior comment 34 and the related disclosure revisions. Please address the following:
             Tell us the amount or percentage of revenue from term based licenses. Revise to disclose the amount of revenue from term based licenses or state that revenue from such licenses is immaterial.
             Disclosure on page 180 indicates that you charge an annual software and support subscription fee that is required to use the Symbotic system and that your system consists of three parts: the initial system, annual software license subscription and ongoing support services. Please revise to reconcile this disclosure to the information in your response and revised revenue policy disclosure.
             On page 179, you disclose that you intend to expand your product suite to increase your potential value to existing customers and to attract new customers. Please tell us and revise to disclose whether these future products are included in your support and maintenance arrangements. If so, tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.
             Disclose the typical term of the technical support, update and upgrades agreement as indicated in your response.
General

19. Please refer to prior comment 39. Please revise to also disclose the exchange ratio of
         Interim Symbotic Common Units to be issued in exchange for Warehouse Units.
 Ioannis Pipilis
FirstName   LastNameIoannis Pipilis
SVF Investment   Corp. 3
Comapany
April       NameSVF Investment Corp. 3
       14, 2022
April 614, 2022 Page 6
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FirstName LastName
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology